DXI Energy Provides AGM Voting Results

VANCOUVER, BRITISH COLUMBIA, August 4, 2016 - DXI Energy Inc. (NYSE MKT: DXI) (TSX: DXI) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado's Piceance Basin and the Peace River Arch region in British Columbia, today announced the results of its Annual General Meeting of Shareholders held on August 3, 2016 at the Company’s Vancouver office.

The following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes For	Votes Against	Votes Withheld
1.	Fix the number of directors to be elected at the Meeting at five (5).	Passed	96.06%	3.94%	0.00%
2.

To elect the following five (5) nominees to serve as directors of DXI for the ensuing year, or until their successors are duly elected or appointed, subject to the provisions of the Business Corporations Act (B.C.) and by-laws of DXI:

Robert Hodgkinson
Craig Sturrock
Ronnie Bozzer
A. Ross Gorrell
James Dai

		Passed Passed Passed Passed Passed	83.32% 85.94% 87.10% 87.55% 89.52%	0.00% 0.00% 0.00% 0.00% 0.00%	16.68% 14.06% 12.90% 12.45% 10.48%
3.	To approve the re-appointment of BDO Canada LLP, Chartered Professional Accountants, as auditors of DXI to hold office until the next annual meeting or until their successors are appointed and to authorize the Board of Directors to fix their remuneration as such.	Passed	96.53%	0.00%	3.47%

About DXI Energy Inc.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado's Piceance Basin (30,362 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the NYSE MKT (NYSE MKT: DXI) and Toronto Stock Exchange (DXI.TO).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com